Alcobra Ltd.

65 Rothschild Blvd.

Tel Aviv 65785 Israel

April 12, 2013

Via EDGAR

Jeffrey P. Riedler, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Alcobra Ltd. Registration Statement on Form F-1 File No. 333-186003

Dear Mr. Riedler:

The purpose of this letter is to respond to your letter of April 11, 2013 regarding the above registration statement. For your convenience, your original comments appear in bold text, followed by our responses. We are concurrently filing Amendment No. 4 to the Form F-1.

Capitalization, page 27

1.	The column labeled “Pro Forma” appears to be an adjustment column between “Actual” and “Pro Forma as adjusted” rather than the pro forma basis as described. In addition, $8,324 in the Pro Forma as adjusted column should be negative. Please revise.

The Company has revised the capitalization table.

Note 10 Related Party Transactions, page F-22

2.	Disclose the relationship of the company with the persons holding the convertible notes as required by ASC 850-10-50-1a.

The Company has revised Note 10 to the financial statements to describe that one of the Company's shareholders invested as part of the issuance of the Convertible Notes.

_______________

Securities and Exchange Commission

Re: Alcobra Ltd.

April 12, 2013

Please call one of our attorneys, Edwin Miller (617) 398-0408 or Shy Baranov (617) 338-2932 of Zysman, Aharoni, Gayer & Co./Sullivan & Worcester LLP in Boston, if you have any questions or require additional information.

Sincerely,

ALCOBRA LTD.

By: /s/ Yaron Daniely

Dr. Yaron Daniely, President

cc, with a marked copy of Amendment No. 4:

Karen Ubell, Staff Attorney